[LETTERHEAD OF ZAREBA SYSTEMS, INC.]
February 5, 2008
Ms. Lynn Dicker
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549
Re:	Zareba Systems, Inc. (the Company) Form 10-K for the Fiscal Year Ended June 30, 2007 File No. 000-01388
Dear Ms. Dicker:
This letter is in response to the comment letter received by us on January 25, 2008 (the Comment Letter) containing comments on our Form 10-K filed on September 28, 2007 (the Filing). For your convenience, we have reproduced each of the Staff’s comments from the Comment Letter. Each item number set forth below is in response to the corresponding item number in the Comment Letter.
Form 10-K for the Fiscal Year Ended June 30, 2007
Item 9a. Controls and Procedures, page 17
1.	Comment

We note your statement that your certifying officers concluded that the Company’s disclosure controls and procedures are “effective in informing [you] of material information relating to the Company that is required to be disclosed in the periodic reports which the Company files under the Securities Exchange Act of 1934, as amended.” We note a similar disclosure in your September 30, 2007 Form 10-Q. The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please revise you future filings to remove the language or to revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response

We wish to advise the Staff that we will revise the language of future filings, beginning with our Form 10-Q for the fiscal quarter ended December 31, 2007, to read as follows:
“The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

In connection with the filing of this Form 10-Q, management evaluated, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.”
Item 15. List of Financial Statements and Financial Statement Schedules, page 35
Notes to Consolidated Financial Statements, page 41
Note 1. Nature of Business and Significant Accounting Policies, page 41
Revenue Recognition, page 42
2.	Comment

We note from page 12 that you increased your sales in fiscal 2007 by giving “selective sales price adjustments.” Please tell us and revise this disclosure in future filings to explain the nature of the “selective sales price adjustments” that you provided to your customers in fiscal 2007 and how these sales price adjustments impacted your revenue recognition accounting policy. Refer to the guidance in SAB Topic 13 and EITF 01-09.

Response

We wish to advise the Staff that the reference to “selective sales price adjustments” referred strictly to periodic customer price list changes, typically price increases, which are applied prospectively to future orders received after an effective date. Such price changes are communicated to our customers and prices are fixed in nature and agreed upon at acceptance of individual customer orders. Accordingly, we respectfully submit to the Staff that the current Revenue Recognition disclosure adequately addresses such routine, periodic price list changes. We will revise the MD&A of future filings to avoid using the term “price adjustment” when referring to routine price list changes.

3.	Comment

Please revise future filings to disclose the nature of customer rebates given to your customers and how you are classifying the income statement effect of these rebates in accordance with EITF 01-09.

Response

We wish to advise the Staff that we will revise the language of future filings, beginning with our Form 10-Q for the fiscal quarter ended December 31, 2007, such that Revenue Recognition policy disclosure included in Footnotes and/or MD&A, as appropriate, will now include the following disclosure:
“Customer rebate programs are offered based upon purchasing volume, on a percentage of sales basis. The Company accounts for customer rebates as a reduction to net sales on the accrual basis, in the period of the corresponding sale, when they are probable and can be estimated.”

Earnings or Loss per Share, page 44
4.	Comment

Please revise future filings to quantify the number of dilutive potential shares that were excluded from the calculation of diluted earnings (loss) per share in accordance with paragraph 40.c. of SFAS 128.

Response

We wish to advise the Staff that we will revise the disclosure of future filings, beginning with Footnote 1 of our Form 10-Q for the fiscal quarter ended December 31, 2007, to quantify the number of dilutive potential shares that were excluded from calculation of diluted earnings (loss) per share in accordance with 40.c. of SFAS 128.
Note 2. Balance Sheet Information, page 44
5.	Comment

We note your disclosures that you recorded $641,000 of inventory charges related to the devaluation of inventories determined to be excess and obsolete, and to correct labor and overhead valuation rates applied to those inventories. We further note that these adjustments originated in periods prior to the second quarter of fiscal 2006 and that you were not able to reasonably determine the periods or amounts by which the previously reported results may have been affected. Therefore, you recorded the entire impact of these adjustments to inventory valuation in the second quarter of fiscal 2006. Please tell us how you determined that your prior period financial statements and fiscal 2006 financial statements were not materially misstated related to these inventory errors. Please provide to us your comprehensive qualitative and quantitative analysis of the materiality of the individual errors based on the guidance in SAB 99 for fiscal 2005 and 2006. The quantitative analysis should address income (loss) from operations, net income, earnings (loss) per share, and any other relevant measures as well as the factors outlined in SAB 99 and should provide to us the amount of the adjustment that relates to each fiscal year presented. We may have further comment based upon your response.

Response

We supplementally advise the Staff of the following background, facts and conclusions with regard to the $641,000 inventory charge recorded in the quarter ended December 31, 2005.
Summary:
During the second quarter ended December 31, 2005, the Company’s management determined inventories at the Zareba Systems Europe subsidiary (Rutland) were overstated. The Company’s management recorded a total adjustment to increase cost of goods sold by approximately $641,000 and increase the net loss by $410,000 for each of the three and six months ended December 31, 2005 as reported in Form 10-QSB for the quarter ended December 31, 2005, as well as in the Form 10-KSB for the year ended June 30, 2006. The adjustment related to both a refinement in the process to evaluate excess and obsolete inventory (which accounted for approximately $415,000 of the pretax adjustment, referred herein to as Item #1) and adjustment for an error in the application of inventory labor and overhead costs to the UK inventory which was corrected in the quarter ended December 31, 2005 (which accounted for approximately $226,000 of the pretax adjustment, referred herein to as Item #2).
Overall facts:
Rutland was purchased by the Company in September 2004. Inventory with the acquisition was recorded as part of the purchase price allocation based on the facts and circumstances known to the Company at that time. Prior to the purchase by the Company, Rutland did not have a perpetual inventory system and also did not retain many records related to inventory usage. Rutland implemented a new MRP system in early 2005 after completion of the acquisition by the Company.

Facts relating to Item #1:
Approximately $415,000 of the total pretax adjustment related to additional reserves the Company determined were necessary based on a refinement in the process for calculating reserve estimates. The Company, taking into account information arising out of the five fiscal quarters of operations since the acquisition, performed a more robust analysis which resulted in estimating reserves differently than had been the case in connection with the acquisition.
As noted in SFAS 141, paragraph 41 “After the end of the allocation period, an adjustment that results from a preacquisition contingency other than a loss carryforward shall be included in the determination of net income in the period in which the adjustment is determined.”
Under SFAS 38, paragraph 6, the allocation period is defined as the following, “Allocation period: The period that is required to identify and quantify the assets acquired and the liabilities assumed. The ‘allocation period’ ends when the acquiring enterprise is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Thus, the existence of a preacquisition contingency for which an asset, a liability, or an impairment of an asset cannot be estimated does not, of itself, extend the ‘allocation period.’ Although the time required will vary with circumstances, the “allocation period” should usually not exceed one year from the consummation of a business combination.”
In addition, under SFAS 154, paragraph 2(d), a change in accounting estimate is defined as the following, “Change in accounting estimate—a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.”
Conclusion with respect to #1:
Based on the above referenced research from SFAS 141, the adjustment related to the additional inventory reserves calculated for Rutland of approximately $415,000 was appropriately accounted for during the period in which the change in estimate occurred. The Company did not note the need for increased reserves until after the allocation period had ended for the acquisition (purchase completed in September 2004 and inventory determined to be obsolete in December 2005). In addition, under SFAS 154, changes in inventory reserves are typically noted as a change in estimate and therefore, the change should be accounted for in the period of change and future periods. The disclosures of the change in estimate as defined by SFAS 154, were disclosed in Note 2 in the consolidated financial statements as required by SFAS 154, paragraph 22.
Facts relating to Item #2:
Approximately $226,000 of the total pretax adjustment related to the elimination of capitalized labor and overhead which has been inappropriately recorded with the adoption of the MRP system, which occurred in stages over an extended period of time shortly following the acquisition. This fact was not discovered by the Company until the quarter ended December 31, 2005. Although the

Company believed that a portion of the $226,000 adjustment related to prior periods including the year ended June 30, 2005 as well as the first quarter of Fiscal 2006, the Company was not able to reasonably determine the effect on each of the prior periods due to the lack of a perpetual system and inventory usage records as well as due to the extended time period over which the MRP system was implemented.
As noted in SFAS 154, paragraph 11, “It shall be deemed impracticable to apply the effects of a change in accounting principle retrospectively only if any of the following conditions exist:
a. After making every reasonable effort to do so, the entity is unable to apply the requirement.
b. Retrospective application requires assumptions about management’s intent in a prior period that cannot be independently substantiated.
c. Retrospective application requires significant estimates of amounts, and it is impossible to distinguish objectively information about those estimates that:
(1) Provides evidence of circumstances that existed on the date(s) at which those amounts would be recognized, measured, or disclosed under retrospective application, and
(2) Would have been available when the financial statements for that prior period were issued.”
The Company considered this guidance as it related to the retrospective application of the reduction in the capitalized labor and overhead amounts and determined that that adjustment should be recorded in the period in which the overstatement was identified. The conclusion was reached as the Company could not reasonably estimate the effect on the prior periods (which included the first quarter of Fiscal 2006 as well as Fiscal 2005) due to the lack of inventory records and a robust perpetual system as well as the fact that the full implementation of the MRP system occurred over an extended time period. In addition, due to the lack of records, even if an estimate could have been reached, it would not have been able to be independently substantiated. Furthermore, the Company considered guidance related to qualitative considerations under SAB 99, noting the following:
•	The cost of correcting the misstatement and recreating the information needed to properly calculate the prior period effect would outweigh the benefits of recording the effect to the prior periods.

•	The misstatement did not affect the overall trend in profitability of the Company (i.e. the Company recorded net income in Fiscal 2005 and a net loss in first and second quarters of Fiscal 2006. The misstatement would not have changed any of the periods from income to loss or vice versa).

•	The misstatement did not affect the Company’s compliance with restrictive loan covenants (either in the past or present).

•	The misstatement is not significant to financial statement users as the Company recorded the entire misstatement as soon as it was known. No further amounts were recorded by the Company after the second quarter of Fiscal 2006.

The Company also considered the quantitative factors under SAB 99; however, due to the fact that the Company cannot reasonably determine the amount of the adjustment that relates to each specific prior period, a further quantitative analysis for materiality purposes could not be calculated.
Conclusion with respect to #2:
Therefore, based on the above information and research, the Company determined the $226,000 reduction in inventory was appropriately recorded in the period in which it was identified.
Note 3. Stock-based Compensation and Stock Options, page 45
Stock-based Compensation, page 46
6.	Comment

Please revise your footnotes and your critical accounting policies in MD&A in future filings to explain how you determined the assumptions utilized in the Black-Scholes option pricing model including expected dividend yield, risk free interest rate, and expected life. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

Response

We wish to advise the Staff that we will expand the disclosure in future filings, beginning with our Form 10-Q for the fiscal quarter ended December 31, 2007 to explain how we determined the assumptions utilized in the Black-Scholes option pricing model including expected dividend yield, risk free interest rate, and expected life, as per SFAS 123(R) and SAB Topic 14.
Note 10. Concentrations, page 53
7.	Comment

Please revise future filings to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If it is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Response

We wish to advise the Staff that we will revise the disclosure in future filings, beginning with our Form 10-K for the fiscal year ended June 30, 2008 to include disclosures regarding the revenues from external customers for each product and service or each group of similar products and services, as applicable, per SFAS 131.

8.	Comment

Please revise future filings to disclose the basis for attributing revenues from external customers to individual countries consistent with paragraph 38(a) of SFAS 131.

Response

We wish to advise the Staff that we will revise the disclosure in future filings, beginning with our Form 10-K for the fiscal year ended June 30, 2008 to include disclosures regarding the basis for attributing revenues from external customers to individual countries, as applicable, per SFAS 131.

In providing these responses to the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that we have adequately addressed each item in the Comment Letter and that our proposed changes to future filings will satisfy the additional disclosures and information sought by the Staff. We look forward to completing this effort and your response to our letter. Please contact me at (763) 509-7444 with questions or comments.
Sincerely,
/s/ Jeffrey S. Mathiesen
Jeffrey S. Mathiesen
Vice President and
Chief Financial Officer